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           [LETTERHEAD OF MILBERG WEISS BERSHAD HYNES & LERACH LLP]




                                March 23, 1999




VIA EDGAR
---------


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549

Attn: James M. Daly, Esq.
      Assistant Director
      Division of Corporation Finance

          Re:  Globix Corporation
               ------------------


Dear Mr. Daly:

       As counsel to Globix Corporation, and on behalf of Globix, we hereby request withdrawal of the Form 8-A12B, accession number 0000950123-99-002366, filed on March 22, 1999.

       If you have any questions or comments concerning this request, plase call the undersigned at (212) 946-9380.


                                                   Very truly yours,


                                                   MILBERG WEISS BERSHAD
                                                     HYNES & LERACH LLP


                                                   By: Wai Y. Chan
                                                       ----------------------
                                                       Wai Y. Chan



Enclosure
cc:  Hugh Fuller, Esq.
     Globix Corporation
     Ellen B. Corenswet, Esq.
     Babak Yaghmaie, Esq.